SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

THE HOWARD HUGHES CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44267D107

(CUSIP Number)

Steve Milankov, Esq.

Pershing Square Capital Management, L.P.

787 Eleventh Avenue, 9th Floor

New York, New York 10019

(212) 813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 6,384,239
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 6,384,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*

This calculation is based on 43,211,546 shares of Common Stock, par value $0.01 per share (“Common Stock”), outstanding as of October 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2019 for the quarterly period ended September 30, 2019.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 6,384,239
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 6,384,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This calculation is based on 43,211,546 shares of Common Stock outstanding as of October 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2019 for the quarterly period ended September 30, 2019.

CUSIP No. 44267D107

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 6,384,239
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 6,384,239

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,384,239
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

This calculation is based on 43,211,546 shares of Common Stock outstanding as of October 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2019 for the quarterly period ended September 30, 2019.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of The Howard Hughes Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Galleria Tower, 13355 Noel Road, Dallas, TX, 75240.

The Reporting Persons (as defined below) beneficially own 6,384,239 shares of Common Stock (the “Subject Shares”), which number includes: 2,194,793 shares of Common Stock and 4,189,446 shares underlying forward purchase contracts.

The Subject Shares represent approximately 14.8% of the outstanding shares of Common Stock based on 43,211,546 shares of Common Stock outstanding as of October 31, 2019 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2019 for the quarterly period ended September 30, 2019.

Item 2.	Identity and Background

(a), (f) This statement is being filed by:

(i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”);

(ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); and

(iii) William A. Ackman, a citizen of the United States of America (together with Pershing Square and PS Management, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of December 4, 2019, a copy of which is filed herewith as Exhibit 99.1.

(b) The address of the principal business and principal office of each of the Reporting Persons is 787 Eleventh Avenue, 9th Floor, New York, New York 10019.

(c) Pershing Square’s principal business is to serve as investment advisor to certain affiliated funds, including Pershing Square, L.P., a Delaware limited partnership (“PS”), Pershing Square International, Ltd., a Cayman Islands exempted company (“PS International”), and Pershing Square Holdings, Ltd., a limited liability company incorporated in Guernsey (“PSH” and together with PS and PS International, the “Pershing Square Funds”).

PS Management’s principal business is to serve as the sole general partner of Pershing Square.

The principal occupation of William A. Ackman is to serve as the Chief Executive Officer of Pershing Square and the managing member of PS Management.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The source of funding for the transactions pursuant to which the Reporting Persons obtained beneficial ownership of the Subject Shares was derived from the respective capital of PSH and PS International. Exhibit 99.2 sets out the transactions.

Item 4.	Purpose of Transaction

The Reporting Persons believe that the Issuer’s Common Stock is undervalued and is an attractive investment.

One of the Reporting Persons, Mr. Ackman, is the chairman of the Issuer and may engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer’s management and the board of directors, other stockholders of the Issuer and other interested parties.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, tax considerations for investors in the Pershing Square Funds, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b) Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.

Pershing Square, as the investment adviser to the Pershing Square Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A. Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in the Common Stock or derivatives relating to Common Stock that were effected in the past 60 days by the Reporting Persons for the benefit of the Pershing Square Funds. Except as set forth in Exhibit 99.2 attached hereto, no reportable transactions were effected by any Reporting Person within the last 60 days.

(d) The Pershing Square Funds have the right to receive dividends from, and the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D. No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of December 4, 2019, the Pershing Square Funds own 4,189,446 over-the-counter forward purchase contracts having a purchase price of $481,786,290 (plus applicable interest, determined based on floating rates and the date of exercise of the forwards). There are various counterparties to the over-the-counter forward purchase contracts including UBS, Nomura, Societe Generale, and Citibank.

None of the forward purchase contracts give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

The foregoing summary of the over-the-counter forward purchase contracts is qualified in its entirety by reference to the actual language of such contracts, the forms of which are filed as Exhibits 99.3, and which are incorporated herein by reference. Supplemental financial terms of these contracts are detailed in Exhibit 99.2 for transactions in the last 60 days.

In addition, the Reporting Persons are entitled to registrations rights pursuant to the Registration Rights Agreement dated November 9, 2010 and previously filed in a Schedule 13D on November 19, 2010, which agreement is incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of December 4, 2019, among Pershing Square, PS Management and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.

Exhibit 99.4	Registration Rights Agreement*

*	Previously Filed.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2019

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

By	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

INDEX TO EXHIBITS

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 4, 2019, among Pershing Square, PS Management and William A. Ackman.

Exhibit 99.2	Trading data.

Exhibit 99.3	Form of Confirmation for Forward Purchase Contracts.

Exhibit 99.4	Registration Rights Agreement*

*	Previously Filed.